

October 25, 2011

<u>Via E-Mail</u>
Mr. Abram Janz
President and Chief Executive Officer
Blugrass Energy, Inc.
13465 Midway Road, Suite 322, LB 10
Dallas, TX 75244

   Re: **Blugrass Energy, Inc.**
       Form 10-K for the Fiscal Year Ended June 30, 2010
       Filed November 16, 2010
       File No. 000-54035

       Form 10-KT for the Period Ended December 31, 2010
       Filed May 16, 2011
       File No. 000-54035

       Form 10-Q for the Quarterly Period Ended March 31, 2011
       Filed May 16, 2011
       File No. 000-54035

Dear Mr. Janz:

  We have reviewed your filings and your response dated September 30, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Draft Form 10-K/A for the Fiscal Year Ended June 30, 2010, included in response letter dated
September 30, 2011</u>

1. Refer to our previous comment 3. The Whitley Penn opinion appears to reference December
    31, 2010 and the six-month period then ended, a date and period not presented in the Form
    10-K for the year ended June 30, 2010. Please include an opinion which cites only the
    periods presented in your financial statements.

<u>Note 6 – Convertible Promissory Notes, page F-12</u>

2. Refer to our previous comments 8 through 11. Please provide to us the exact mathematical
    calculation of the $91,973 expense associated with the May 2010 conversion of the $150,000
    note and the expense associated with the $50,000 note converted during the transition period
    ended December 31, 2010, and tell us how these calculations are in accordance with the
    intrinsic value method described in FASB ASC 470-20-30, or why you have used a different
    method.

<u>DRAFT Form 10-KT for the Period Ended December 31, 2010 included in response letter dated
September 30, 2011</u>

3. Refer to our previous comment 4. For clarity, in the first instance where you discuss the Soto
    lease in your Form 10-KT for the period ended December 31, 2010, please disclose that the
    property was previously referred to as the "Canyon Sands location." It appears that your
    disclosure on page 6 would be an appropriate place for such disclosure.

<u>Note 5 – Line of Credit, page F-9</u>

4. Please revise this disclosure to indicate the amount of accrued interest converted. It appears
    from the dates provided in your disclosure that the stated $35,474 interest remained after
    conversion, as you represent that $35,474 in accrued interest was outstanding at December
    31, 2010, after the conversion date of December 14, 2010.

<u>Note 6 – Convertible Promissory Notes, page F-10</u>

5. Please review the total presented in the table here as of June 30, 2010. It appears to be a
    typographical error. The amount presented in the table in your response letter appears to be
    correct. In this regard, we are referring to the table presented in your response to our prior
    comment 5, on page 4 of your response letter.

DRAFT Form 10-Q for the Quarterly Period Ended March 31, 2011 included in response letter
dated September 30, 2011

Acquisitions and Dispositions, page 7

6. Refer to your response to our prior comment 39. We have reviewed your response.
    However, we are not persuaded that, at the time of the transaction, the company did not meet
    the definition of a shell company for accounting purposes. While Blugrass Energy had
    engaged in some developmental activities since its formation, at December 31, 2010 the
    company had no cash or other assets. The company had not earned any revenue to date and,
    while it had invested in certain properties, these properties were fully impaired as of
    December 31, 2010. We also do not agree with your conclusion that the disposition of the
    2,800-acre oil and gas lease immediately prior to the transaction would not justify
    characterization of the remaining company as a shell. We continue to believe that the merger
    transaction should be accounted for at historical cost in a manner similar to a reverse
    recapitalization. In this regard, the working interest that you revalued did not change hands
    as a result of this transaction. Instead, its prior owners received the largest portion of voting
    rights, took over management of the company and also received a promissory note for which
    payment will have to come from future operations of the company. We continue to believe
    that historical cost is the more appropriate valuation methodology in these circumstances.
    Please revise or advise.

7. We note your response to our previous comments 39 and 40. Please tell us how you
    considered Petro Grande in light of the February 23, 2011 transaction as a "predecessor" as
    defined in Item 405 Regulation C. Specifically address the portion of Petro Grande assets or
    rights to use or profit from Petro Grande assets (for example, the Option discussed in
    acquired in your response to our previous comment 35) acquired as part of the transaction.
    In this regard, please also address the fact that we consider a working interest in an oil and
    gas property to constitute a business for reporting purposes. We may have further comments
    upon review of your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 f you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief